SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2013

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2013, incorporated by reference herein:

Exhibit

99.1   Release dated October 16, 2013, entitled "CONFIRMATION OF SALIENT DATES OF THE ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 16, 2013   By: /s/ Themba Gwebu
                                          Name: Themba Gwebu
                                          Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD")

CONFIRMATION OF SALIENT DATES OF THE ANNUAL GENERAL MEETING

Shareholders of DRDGOLD ("**Shareholders**") are referred to the SENS announcement dated 30 September 2013 ("**Announcement**") and are hereby advised that the record date to determine which Shareholders are entitled to attend and vote at the annual general meeting ("**AGM**") is Tuesday, 26 November 2013, as detailed in the notice of AGM distributed to shareholders on 30 September 2013 (and not Friday, 22 November 2013, as stated in the Announcement).

Accordingly, the salient dates pertaining to the AGM are confirmed to be as set out below:

	2013
Last day to trade in order to be eligible to attend and vote at the annual general meeting	Tuesday, 19 November
Record date to determine which shareholders are entitled to attend and vote at the annual general meeting	Tuesday, 26 November
Annual general meeting at 09h00 on	Friday, 29 November
Results of annual general meeting released on SENS on	Friday, 29 November

The notice of AGM is also available on DRDGOLD's website at www.drdgold.com.

Roodepoort
16 October 2013

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